SUMMARY OF OFFER TO PURCHASE 9,260,000 SHARES OF COMMON STOCK (“Shares”)
OF KBS REAL ESTATE INVESTMENT TRUST, INC. (the “Corporation”)

FOR $2.56 PER SHARE IN CASH (“Offer Price”)

BY EVEREST REIT INVESTORS I, LLC AND EVEREST REIT INVESTORS II, LLC (collectively, the “Purchaser”)

This summary is not complete, and we urge you to carefully read the Offer to Purchase dated February 1, 2017 (“Offer to Purchase”) and related Transfer Agreement (together, the “Offer”). “Section” refers to a Section of the Offer to Purchase.

Summary Offer Terms

Offer: Purchaser offers to purchase the Shares in the Corporation at the Offer Price, in cash, without interest, subject to the terms and conditions in the Offer. A tender includes an assignment to Purchaser of all dividends paid after the Expiration Date. There are no fees, expenses or commissions in connection with the tender of Shares. See “Summary Term Sheet” and “Determination of the Offer Price” in the Offer to Purchase.

Expiration: The Offer expires March 10, 2017, or a later date determined by Purchaser (“Expiration Date”). Purchaser has the right to extend the Offer for any reason. Any extension will be followed by a press release issued by 9:00 a.m., Eastern Time, the next business day. Purchaser will not provide a subsequent offering period after the Expiration Date. See Section 5. Extension of Tender Period; Termination; Amendment.

Tender: To tender Shares, deliver an original completed Transfer Agreement, to the Depositary: Everest Financial, Inc., 199 S. Los Robles Ave, Suite 200, Pasadena, California 91101 (Telephone: 800-611-4613), by the Expiration Date. See Section 3. Procedures for Tendering Shares. If more than 9,260,000 Shares are validly tendered, and we do not accept the additional Shares, we will accept and pay for 9,260,000 Shares, pro rata with the Shares tendered. See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

Withdrawal: Tendered Shares may be withdrawn until the Expiration Date, and if we have not yet accepted your Shares for payment, after April 2, 2017, until we accept your Shares for payment. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4. Withdrawal Rights.

Payment: Purchaser will give notice to Depositary of its acceptance for payment of Shares. We will pay you upon confirmation of the Share transfer from the Corporation’s transfer agent, which usually takes 5-7 business days after receiving the necessary documentation.  See Section 2. Acceptance for Payment and Payment for Shares; Proration and Section 4. Withdrawal Rights.

Conditions: Purchaser may not purchase any Shares if certain conditions occur, such as legal or government actions that prohibit the purchase, or a material adverse change in the Corporation or its business. See Section 12. Conditions of the Offer.

Other Offer Information

Purchaser: Each of Everest REIT Investors I, LLC, and Everest REIT Investors II, LLC (collectively, “Purchaser”), is a privately-held, real estate investment company that is not affiliated with the Corporation or its management. Purchaser owns 1,450 Shares. See Section 10. Certain Information Concerning the Purchaser.

Corporation: The Corporation’s principal executive offices are at 800 Newport Center Drive, Suite 700, Newport Beach, California 92660; phone: (949) 417-6500. The Corporation had 185,150,475 Shares outstanding as of November 4, 2016, according to its last quarterly report. There is no established public trading market for the Shares. See “Certain Information About the Corporation and Shares” in the Offer to Purchase.

Purpose: Purchaser is acquiring the Shares solely for investment purposes and with a view to making a profit for itself. Purchaser has no present intention to seek control of the Corporation or to change the management or operations of the Corporation. See Section 8. Future Plans.

Funds: Approximately $23,700,000 would be required to purchase 9,260,000 Shares. Such funds are to be provided by equity capital contributions from Purchaser’s members prior to the Expiration Date, from such members’ existing cash, lines of credit and other financial resources which are readily available and which are sufficient to provide the funds required in connection with the Offer. Such members have irrevocably agreed to make such capital contributions; there are no other alternative financing arrangements or plans. See Section 11. Source of Funds.

Other: A taxable Shareholder will recognize a gain or loss on the sale – consult your tax adviser. See Section 6. Material Federal Income Tax Consequences. By tendering your Shares, you agree to arbitrate disputes and to subject yourself to personal jurisdiction in California. See Section 13. Certain Legal Matters.

Please read all Offer documents, available from: www.v-rooms.com/login/plus; Login: KBSTrust; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to KBSTrustOffer@everestproperties.com.